EXHIBIT 99.1

O2Micro to Announce Second Quarter 2017 Results

GEORGE TOWN, Grand Cayman, July 14, 2017 (GLOBE NEWSWIRE) -- O2Micro® International Limited, (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, will announce its financial results for the second quarter ending June 30th, 2017, on Thursday, August 3rd, 2017.

The press release will be followed by a conference call at 6:00 a.m. (Pacific), 9:00 a.m. (Eastern). You may participate using the following dial-in information.

Conference ID: 9811927
Participants, Int'l Toll: 719-325-2469
Participants, US/CAN Toll free: 888-468-2440

The Call-in Audio Replay will be available from August 3rd 2017 12:00 Eastern Time (US & Canada) (UTC-05:00) through August, 10 2017 12:00 Eastern Time (US & Canada) (UTC-05:00).
https://event.mymeetingroom.com/Public/WebRegistration/Y29uZmVyZW5jZUlkPTQ5ODMzMDMmdHlwZT1yZXBsYXkmbGFuZ3VhZ2U9ZW5nbGlzaA==

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email: ir@o2micro.com